Press Information

December 11, 2015

Philips completes cancellation of 21,361,016 shares

Amsterdam, The Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that it has completed the cancellation of 21,361,016 of its shares. The cancelled shares were acquired from November 1, 2014, up to and including November 20, 2015, as part of Philips’ EUR 1.5 billion share repurchase program that started on October 21, 2013, and is executed over a three year period. The average repurchase price of the cancelled shares was EUR 24.21 per share.

Details of Philips’ share repurchase programs can be found here.

In connection with this share capital reduction, Philips has notified the Netherlands Authority for the Financial Markets (AFM) that it currently holds 1.38 per cent of its issued shares.

Currently, Philips’ issued share capital amounts to 931,130,387 shares.

For further information, please contact:

Philips Group Communications
Steve Klink
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Philips Investor Relations
Leandro Mazzoni
Tel.: +31 20 5977055
E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 106,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.